

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2020

Michael Jansen
Chief Executive Officer
Cityzenith Holdings, Inc.
2506 North Clark St. #235
Chicago IL, 60614

> **Re: Cityzenith Holdings, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed June 15, 2020**
> **File No. 024-11170**

Dear Mr. Jansen:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Offering Statement on Form 1-A

Cover Page

1. We note your disclosure that the "Price range of offering [is] being estimated pursuant to Rule 253(b)." However, you state also state that the offering will be at a fixed price and do not provide a bona fide offering price range. Please revise.

2. Please note that shares are being qualified, not registered, by this offering statement. Please revise here and throughout the offering statement.

<u>Selling Shareholders, page 18</u>

3. Your selling shareholder table appears to suggest each selling shareholder is offering all of their shares for sale, but will continue to hold shares after the offering. Please revise to provide the disclosure required by Item 5(d) of Form 1-A.

<u>General</u>

4. We note that you are seeking to offer shares underlying warrants and convertible debt instruments on behalf of the selling shareholders. Please revise to provide the disclosure required by Item 14(c) of Form 1-A.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology